Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

April 4, 2025

Re:	Stock-Wars LLC
Offering Statement on Form 1-A, as amended Filed on April 4, 2025
File No. 024-12575

To Whom It May Concern:

On behalf of Stock-Wars LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 5:00 pm, Eastern Time, on Tuesday, April 8, 2025, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Company may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I request that I be notified of such qualification by a telephone call at (720) 586-8614. I also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Offering Statement be sent to me at Conn@redrocksecuritieslaw.com.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan, Esq.

Red Rock Securities Law